Exhibit 99.1

NEWS
For Immediate Release
Investor Contact
Tania Almond
WiderThan
571-521-1080
ir@widerthan.com

WiderThan Reports 2006 Second Quarter Results
Second Quarter Revenues Grow to $33.1 Million, an Increase of 49% Year-Over-Year;
New Customer Win in Ringback Tone Service Announced
Seoul, South Korea — August 9, 2006 — WiderThan Co., Ltd. (NASDAQ: WTHN), a leading global provider of integrated mobile entertainment solutions for wireless carriers, today reported financial results for the second quarter ended June 30, 2006 and issued financial guidance for the third quarter and fourth quarter of 2006.
Second quarter 2006 revenues were $33.1 million, an increase of 49% over the $22.2 million in the second quarter of 2005. Net income, calculated in accordance with generally accepted accounting principles in the United States (US GAAP), for the second quarter of 2006 was $4.6 million, or $0.23 per diluted American Depositary Share (ADS), compared to $1.6 million or $0.08 per diluted ADS in the prior year period. Included in net income for the second quarter of 2006 was a non-cash, stock-based compensation charge of $0.7 million, compared to a charge of $0.6 million in the prior year period. Adjusted net income, which excludes non-cash stock compensation expense, was $5.2 million, or $0.26 per diluted ADS, in the second quarter of 2006, compared to an adjusted net income of $2.2 million, or $0.21 per diluted ADS, in the prior year period.
Commenting on the results, Sang Jun Park, WiderThan’s Chief Executive Officer, said, “WiderThan had a strong second quarter in 2006. I am also very pleased to announce that we have signed a new carrier customer for our Ringback Tone (RBT) Service. Service integration for this carrier is underway and we expect to launch service by the end of the third quarter of this year.”
F. Terry Kremian, WiderThan’s Global President, said, “Ringback tone subscribers outside Korea grew 20% sequentially in the second quarter of 2006 from the first quarter of 2006. Overall, we added a total of 1.5 million new RBT users bringing our total active RBT subscribers to 16.9 million.” Mr. Kremian added, “We continue to see solid consumer uptake for our carriers’ services in both ringback tone penetration and music-on-demand services.”
Cash, cash equivalents and short-term financial instruments on June 30, 2006, totaled $93.1 million. During the second quarter of 2006, WiderThan generated approximately $3.0 million in cash from operations. Hoseok Kim, WiderThan’s Chief Financial Officer, commented on the company’s finances saying, “Positive cash flow in the second quarter further enhances our strong balance sheet. In addition, we continue to improve our internal processes related to financial reporting which enables us to report our results in a more timely manner.”
Third and Fourth Quarter 2006 Outlook
WiderThan is issuing financial guidance for the third quarter and fourth quarter of 2006 based on information as of August 8, 2006. This guidance assumes that our major currency exchange rates remain constant.

	Third Quarter 2006	Fourth Quarter 2006
Net Revenues	$31.0—$33.0 million	$34.8—$37.3 million
US GAAP Net Income	$3.9—$4.3 million	$5.0—$5.6 million
Adjusted Net Income	$4.5—$4.9 million	$5.6—$6.2 million

Presentation, Conference Call and Web Cast
On Wednesday, August 9, 2006 at 4:15 p.m. Eastern Daylight Time, WiderThan will post to its web site at http://ir.widerthan.com a prerecorded presentation and transcript of the WiderThan management team’s review of the company’s second quarter financial performance. There will be a live question and answer (Q&A) conference call to allow analysts and investors to ask questions of the WiderThan management team at 5:00 p.m. Eastern Daylight Time that same day. A listen-only web cast of the Q&A session will be available at http://ir.widerthan.com. Those wishing to participate in the live Q&A session should use the following numbers to dial into the session:
Calling from the United States or Canada: 800-260-8140
Calling from other countries: 617-614-3672
Pass code: 11764871
An online replay of the presentation and Q&A web cast will be available at http://ir.widerthan.com following the completion of the live call and will remain available for at least 90 days.
Non-GAAP Measures
To supplement WiderThan’s consolidated financial statements presented in accordance with US GAAP, WiderThan uses non-US GAAP measures of certain components of financial performance, including adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) and adjusted net income, which are adjusted from our US GAAP results. These non-GAAP results provide useful information to both management and investors by excluding expenses which we believe may not be indicative of the Company’s core operating results. These measures should be considered in addition to results prepared in accordance with US GAAP, but should not be considered a substitute for, or superior to, US GAAP results. The non-GAAP measures included in this press release have been reconciled to the nearest US GAAP measure.
Adjusted EBITDA excludes non-cash stock-based compensation expense, depreciation and amortization expense from the Company’s statement of operations. Adjusted net income excludes non-cash based stock compensation expense from the Company’s statement of operations.
About WiderThan
WiderThan is a leading provider of integrated mobile entertainment solutions for wireless carriers. Our applications, content and services enable wireless carriers to provide a broad range of mobile entertainment, such as ringback tones, music-on-demand, mobile games, ringtones, messaging and information services, to their subscribers. WiderThan currently provides mobile entertainment solutions to more than 50 wireless carriers in over 25 countries, including SK Telecom in Korea, Cingular Wireless, Sprint Nextel, T-Mobile USA and Verizon Wireless in the United States, Bharti Airtel in India and Globe Telecom in the Philippines.
Forward-Looking and Cautionary Statements
Any statements in this announcement about the future expectations, plans or prospects of WiderThan, including statements containing the words “believe,” “plan,” “anticipate,” “expect,” “estimate,” “will” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including factors described in WiderThan’s annual report on Form 20-F for the year ended December 31, 2005. These factors include the fluctuations of revenues and earnings, our reliance on SK Telecom to generate a majority of revenues and as a partner to develop and test services, the fact that the markets in which we operate are highly competitive, the challenges of global expansion, the lack of any contractual obligation for our carrier customers to use our services, the fact that a substantial portion of our revenues are subject to pricing decisions of carrier customers, the consolidation among our potential customer base, the dynamics of the wireless carrier markets in which our largest potential customers compete with one another, the fact that our carrier customers could begin developing and/or providing some or all of our carrier application services on their own, our dependence on ringback tone service for a significant portion of our revenue, potential increases in royalty rates payable to music label companies, currency exchange rate fluctuations, maintaining an effective system of internal controls and complying with regulations required by the telecom industry and in Korea. The forward-looking statements included in this announcement represent WiderThan’s view as of the date of this release. WiderThan anticipates that subsequent events and developments may cause WiderThan’s views to change. However, WiderThan disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document. These forward-looking statements should not be relied upon as representing WiderThan’s views as of any date subsequent to the date of this announcement.
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WiderThan Co., Ltd.
Condensed Consolidated Statements of Operations (Unaudited)
(In thousands of US dollars, except share and per share information)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2006	2005	2006
Revenues
Service revenues
Carrier application services	$13,860	$22,878	$26,004	$43,485
Content services	3,979	3,576	9,727	7,044
Professional and other services	2,082	3,081	4,263	5,466

Total service revenues	19,921	29,535	39,994	55,995
System sales	2,283	3,531	4,479	5,874

Total revenues	22,204	33,066	44,473	61,869

Costs and expenses (Note A)

Cost of service revenues (exclusive of depreciation and amortization, as shown below)	7,342	10,909	14,566	20,683
Cost of system sales (exclusive of depreciation and amortization, as shown below)	1,573	1,370	2,621	2,766
Depreciation and amortization	1,051	1,369	2,031	2,640
Selling and marketing	1,324	1,273	2,283	1,949
General and administrative	5,722	9,747	11,784	18,837
Research and development	3,179	2,120	5,794	5,138

Total costs and expenses	20,191	26,788	39,079	52,013

Operating income	2,013	6,278	5,394	9,856

Other income
Interest income	121	935	249	1,768
Foreign exchange gain (loss), net	39	(92)	92	(367)

Total other income	160	843	341	1,401

Income before taxes, minority interest and earnings from equity method investment	2,173	7,121	5,735	11,257
Income taxes	643	2,659	1,555	4,221

Income before minority interest and earnings from equity method investment	1,530	4,462	4,180	7,036

Minority Interest	—	—	—	—
Gain (loss) from equity method investment	57	91	(60)	168

Income before cumulative effect of a change in accounting principle	1,587	4,553	4,120	7,204

Cumulative effect on prior years of retroactive application of FAS123(R)	—	—	—	152

Net Income	$1,587	$4,553	$4,120	$7,356

Accretion of preferred shares	(297)	—	(626)	—
Amounts allocated to participating preferred shareholders	(586)	—	(1,061)	—

Net income attributable to common shares	$704	$4,553	$2,433	$7,356

Earning per share — basic	$0.08	$0.23	$0.23	$0.37

Earning per share — diluted	$0.08	$0.23	$0.23	$0.36

Weighted average number of shares — basic	10,500,000	19,807,216	10,500,000	19,807,216

Weighted average number of shares — diluted	10,510,517	20,220,824	10,510,517	20,258,320

Note A: The following stock compensation expenses resulting from our stock options, employee stock ownership association (ESOA) and virtual stock options (VSOs) are included in the following expense categories:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2006	2005	2006
Cost of service revenues	$57	$130	$111	$222
Cost of system sales	7	10	10	16
General and administrative	434	454	820	1,005
Research and development	138	57	250	116

Total	$636	$651	$1,191	$1,359

WiderThan Co., Ltd.
Condensed Consolidated Balance Sheet
(In thousands of US dollars)

	December 31,	June 30,
	2005	2006
	(Audited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$71,171	$50,931
Short-term financial instruments	14,851	42,172
Accounts receivable, net	34,924	32,972
Deferred costs	5,589	6,998
Other current assets	2,745	3,629

Total current assets	129,280	136,702

Property, plant and equipment, net	10,346	11,870
Goodwill	18,673	19,883
Other non-current assets	10,034	11,359

Total assets	$168,333	$179,814

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	22,636	22,537
Current portion of deferred income	6,614	2,931
Accrued expenses	6,099	5,488
Taxes payable	2,620	3,284
Other current liabilities	3,753	3,937
Cash Appreciation Right liability	1,210	—

Total current liabilities	42,932	38,177
Non-current liabilities
Long-term deferred income, net of current portion	3,158	2,056
Other non-current liabilities	1,247	2,343

Total liabilities	47,337	42,576

Commitments and contingencies
Minority interest	(133)	—

Stockholders’ equity
Common stock: Won 500 par value; authorized 30 million shares, issued and outstanding 10.5 million, and 19.8 million shares in 2005 and 2006, respectively	8,871	8,871
Additional paid-in capital	87,540	89,080
Retained earnings	17,805	24,828
Accumulated other comprehensive income	6,913	14,459

Total stockholders’ equity	121,129	137,238

Total liabilities and stockholders’ equity	$168,333	$179,814

WiderThan Co., Ltd.
Condensed Consolidated Statement of Cash Flows (Unaudited)
(In thousands of US dollars)

	Three Months Ended	Six Months Ended
	June 30, 2006	June 30, 2006
Cash flows from operating activities:
Net income	$4,553	$7,356

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,369	2,640
Stock compensation expenses	651	1,359
Cumulative effect on prior years of retroactive application of FAS123(R)	—	(152)
Foreign exchange translation loss, net	92	367
Equity in gain of related equity investment	(91)	(168)
Provision for severance benefits	323	634

Change in operating assets and liabilities:
Decrease (increase) in accounts receivable	(2,684)	3,790
Increase in deferred costs	(696)	(1,032)
Increase in other assets	(1,592)	(1,383)
Increase (decrease) in trade accounts payable	1,528	(1,545)
Decrease in deferred income	(2,450)	(4,054)
Increase (decrease) in accrued expenses	900	(992)
Increase in taxes payable	1,012	487
Increase (decrease) in long-term deferred income	362	(1,289)
Payment of severance benefits	(42)	(50)
Payment of cash appreciation right liability	(1,210)	(1,210)
Increase in other liabilities	1,021	358

Net cash provided by operating activities	3,046	5,116

Cash flows from investing activities:
(Decrease) increase in short-term financial instruments, net	—	(25,985)
Purchase of property, plant and equipment	(2,365)	(3,290)

Net cash used in investing activities	(2,365)	(29,275)

Cash flows from financing activities:
Decrease in minority interest	149	133

Net cash provided by financing activities	149	133

Effect of exchange rate changes on cash and cash equivalents	953	3,786

Net decrease (increase) in cash and cash equivalents	1,783	(20,240)
Cash and cash equivalents:
Beginning of year	49,148	71,171

End of period	$50,931	$50,931

WiderThan Co., Ltd.
Reconciliation of Non GAAP Measures to GAAP (Unaudited)
(In thousands of US dollars, except share and per share information)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2006	2005	2006
Reconciliation to adjusted EBITDA:
Net income	$1,587	$4,553	$4,120	$7,356
Cumulative effect on prior years of retroactive application of FAS123(R)	—	—	—	152
(Gain) loss from equity method investment	(57)	(91)	60	(168)
Minority interest	—	—	—	—
Income taxes	643	2,659	1,555	4,221
Total other income	(160)	(843)	(341)	(1,401)
Depreciation and amortization	1,051	1,369	2,031	2,640
Stock compensation expenses	636	651	1,191	1,359

Adjusted EBITDA	$3,700	$8,298	$8,616	$14,159

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2006	2005	2006
Reconciliation to adjusted net income:
Income before cumulative effect of a change in accounting principle	$1,587	$4,553	$4,120	$7,356
Stock compensation expenses	636	651	1,191	1,359

Adjusted net income	$2,223	$5,204	$5,311	$8,715

Adjusted net income per share — diluted	$0.21	$0.26	$0.51	$0.43
Weighted average number of shares — diluted	10,510,517	20,220,824	10,510,517	20,258,320
WiderThan Co., Ltd.
Selected Operational Data for Carrier Application Services

	For the Three Months Ended June 30,
	2005	2006
Ringback tones:
Number of carriers (1)	6	7
Number of accessible subscribers (2) (in millions)	116.5	148.0
Number of ringback tone subscribers (3) (in millions)	11.9	16.9
Inter-carrier messaging:
Number of carriers (1)	26	37
Number of messages delivered (4) (in billions)	4.0	9.2
Music-on-demand:
Number of carriers (1)	1	2
Number of accessible subscribers (2) (in millions)	19.2	74.8

Notes:

(1)	Represents the aggregate number of carriers for which the relevant service was in operation during the relevant period.

(2)	Represents the approximate aggregate number of our carriers customers’ wireless subscribers at the end of the relevant period as reported publicly by our carrier customers.

(3)	Represents the aggregate number of subscribers to the ringback tone service provided by our carrier customers during the relevant period.

(4)	Represents the aggregate number of messages delivered by means of our inter-carrier messaging service on behalf of our carrier customers during the relevant period.
WiderThan Co., Ltd.
Geographic Revenue Distribution

	For the Three Months Ended June 30,
	2005	2006
Korea	69%	62%
America	24%	31%
Asia (ex-Korea)	5%	6%
EMEA	2%	1%

	For the Six Months Ended June 30,
	2005	2006
Korea	68%	62%
America	24%	31%
Asia (ex-Korea)	7%	6%
EMEA	2%	1%